Putnam High Yield Trust - 014

Merger

Acquisition of Putnam High Yield Trust II

On June 21, 2002, the fund issued 77,697,051, 87,401,275,
5,781,664, 4,461,174 and 16,649,661 of class A, class B, class
C, class M and class Y shares to acquire Putnam High Yield Trust II net assets in a tax-free exchange approved by the shareholders. The net assets of the fund and Putnam High Yield Trust II on June 21, 2002, valuation date, were $1,633,735,061 and $1,394,967,488, respectively. On June 21, 2002, Putnam High Yield Trust II had unrealized depreciation of $242,536,390.

The aggregate net assets of the fund immediately following the acquisition were $3,028,702,549.